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             THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
                            100 SUMMIT LAKE DRIVE
                              VALHALLA, NY 10595


December 17, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington,  D.C.   20549



RE:    Rule 477(a) Filing - Application for Withdrawal of Registration Statement

       SEC Registration No. 333-101884, Filed on Form S-6

Dear Sir or Madam:

This Application for Withdrawal of Registration Statement is made in accordance with Rule 477(a) under the Securities Act of 1933. Manufacturers Life Insurance Company of New York, Separate Account B respectfully requests the withdrawal of the Form S-6 Registration No. 333-101884, filed on December 16, 2002.

The Form S-6 filing assigned Registration No. 333-101884 was filed in error. The material included in the filing, which was submitted and accepted via EDGAR on December 16, 2002, was intended as a Pre-Effective amendment filing to Registration No. 333-100664. After the error was discovered, we made the correct Form S-6/A filing for Registration No. 333-100664 on December 17, 2002. As required by Rule 477(c), no securities were sold in connection with the filing of Registration No. 333-101884.

We believe the withdrawal of Registration No. 333-101884 is in the public interest and request the Commission's consent to this Application.

Sincerely,

/s/ Betsy Anne Seel
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Name: Betsy Anne Seel
Title: Senior Counsel